EXHIBIT 1

[LOGO]  The AIG Life Insurance Companies (U.S.)     80 Pine Street 13th Floor
                                                    New York, New York 10005


February 1997

Dear Profile Contract Owner


We are pleased to present the Profile Annual Report to Contract Owners as of December 31, 1996.  This report provides the financial statements for the
underlying investments of your variable annuity.   Each of the fund managers
has provided a commentary on the fund performance as well as an economic outlook.


As always, if you have any questions regarding your contract, please contact either your sales representative or us directly at (800) 255-8402.